UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41647

OHMYHOME LIMITED

(Exact name of registrant as specified in its charter)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

OhMyHome Limited (the “Company”) is hereby furnishing this report on Form 6-K (the “Report”) to announce that the Company’s 2023 financial results will be released before the market opens on Thursday, April 18, 2024.

The Company will host a conference call on the same day at 8:30 a.m. Eastern Standard Time/ 8:30 p.m. Singapore Time to discuss the 2023 financial results.

A press release dated April 9, 2024 stating that the Company will announce their Financial Year 2023 results is included as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Press Release dated April 9, 2024 titled: OhMyHome to Announce Financial Year 2023 Results

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ohmyhome Limited

Date: April 9, 2024	By:	/s/ Rhonda Wong
Rhonda Wong
Director and Chief Executive Officer